Owl Rock Capital Securities LLC

(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
(SEC ID No. 8-69744)
Statement of Financial Condition
December 31, 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Table of Contents
December 31, 2020

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Rock Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 21st Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Derek O'Leary   212-419-3005

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Derek O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owl Rock Capital Securities LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SHERYL GABRIELLE LINDEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6378249
Qualified in Kings County
Commission Expires July 23, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the CEO
Owl Rock Capital Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Owl Rock Capital Securities LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 22, 2021

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash and Cash Equivalents	$	9,965,298
Other Assets		345,988
Total Assets	$	10,311,286
Liabilities		
Due to Affiliates, net	$	903,081
Accounts Payable, Accrued Expenses, and Other Liabilities		4,651,821
Accrued Compensation		3,433,868
Total Liabilities		8,988,770
Commitments and contingencies (Note 4)		
Member's Equity		1,322,516
Total Liabilities and Member's Equity	$	10,311,286

The accompanying notes are an integral part of this financial statement.

4

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to the Financial Statement
For the year ended December 31, 2020

1. Organization

Owl Rock Capital Securities LLC ("Owl Rock Capital Securities" or the "Company") is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Owl Rock Capital Partners LP ("Owl Rock Capital Partners"). The Company provides distribution services to certain affiliates of the Company as an agent for investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor") and the products to which they manage ("Owl Rock Products").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

COVID-19

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which can potentially impact the Company's operations.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates and such differences could be material to the financial statement.

Cash and Cash Equivalents
Cash and cash equivalents of the Company include demand deposit accounts.

As of December 31, 2020, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these financial institutions.

Other Assets
Other assets include prepaid expenses and other.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to the Financial Statement
For the year ended December 31, 2020

Revenue Recognition

Revenues consist primarily of providing Investment Advisors with distribution, marketing, and shareholder services. The Company recognizes revenue at the time of transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is based on a contract with a determinable transaction price and distinct performance obligations with probable collectability. Revenues cannot be recognized until the performance obligation(s) are satisfied and control is transferred to the customer.

As the Company provides Investment Advisors with distribution, marketing, and shareholder services as a combined single performance obligation on an ongoing basis, Investment Advisors receive the benefits of those services as Securities performs them and simultaneously consumes those benefits as received. Therefore, Securities satisfies the performance obligation over time. As a result, for each financial reporting period, the entire transaction price allocated to the single performance obligation is recognized in revenue.

Accrued Compensation

Accrued compensation represents compensation due to employees.

Income Taxes

The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Owl Rock Capital Partners. Owl Rock Capital Partners is taxed as a partnership for federal income tax purposes and, accordingly, is generally not subject to federal and state income taxes, such taxes are the responsibility of the individual members. However, Owl Rock Capital Partners is subject to Unincorporated Business Tax in New York City and Connecticut at 4.00% and 6.99%, respectively ("UBT"). The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future.

New Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have minimal impact on its financial statement.

3. **Related Party Transactions**

Due from/to Affiliates

The Company considers its professionals and Investment Advisors to be affiliates. As of December 31, 2020, the due to affiliates, net balance consisted of an intercompany payable resulting from the following agreements:

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to the Financial Statement
For the year ended December 31, 2020

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with Owl Rock Capital Partners and certain of its affiliates ("Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses its affiliate, for certain services provided to the Company. Such reimbursement is determined based on the affiliate employee's compensation and amount of time dedicated by such affiliate's employees to the Company. Certain eligible employees have deferred compensation arrangements which are borne solely by the Company's affiliates without recourse to or reimbursement from Owl Rock Capital Securities. An affiliate of the Company pays for certain expenses on behalf of the Company. Owl Rock Capital Services reimburses such affiliate for these payments.

Desk Space User Agreement

The Company is a party to a desk space sharing agreement with its affiliate ("Desk Space User Agreement"). Such affiliate pays for office space, including related general and administrative expenses, which is used by the Company. In accordance with the Desk Space User Agreement, the affiliate allocates a portion of such office, general and administrative expenses to the Company based on the occupancy of the office space by Owl Rock Capital Securities.

For the year ended December 31, 2020, expenses of $3.4 million allocated to Owl Rock Capital Securities under the aforementioned agreements are included in the statement of operations.

Dealer Manager Agreements

The Company has entered into certain dealer manager agreements with Investment Advisors and Owl Rock Products. Under the terms of such agreements the Company provides the following services with respect to Owl Rock Products: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Owl Rock Products; and other related services (collectively, "Dealer Manager Services"). Pursuant to such dealer manager agreements, the Company earns commissions which can be earned upfront or over a period of more than one year ("Commissions"). The Company earned Commissions of $3.9 million and $14.2 million paid by an Owl Rock Product and Investment Advisors (related parties), respectively. Such amounts are included in dealer manager fee revenue within the statement of operations.

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its Commissions to Participating Dealers as a compensation for their services. Such commission expense is included in distribution costs within the statement of operations.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to the Financial Statement
For the year ended December 31, 2020

Broker Dealer Services Agreement

The Company is a party to a services agreement ("Broker Dealer Services Agreement") with Owl Rock Capital Partners and certain of its affiliates. In accordance with the Broker Dealer Services Agreement, the Company provides distribution and related services with respect to Owl Rock Products on behalf of Investment Advisors. The substance of the Broker Dealer Services Agreement is to provide additional compensation for distribution services provided to Investment Advisors. The Company charges a fee to the Investment Advisors for providing these services. The fee consists of all costs of the Company net of the Company's dealer manager fee revenue. For the year ended December 31, 2020, the Company earned $17.6 million of income related to this agreement.

4.   **Commitments and Contingencies**

Indemnification Arrangements

Consistent with standard business practices in the normal course of business, the Company enters into contracts that contain indemnities for affiliates of the Company, persons acting on behalf of the Company or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the Company's maximum exposure under these arrangements cannot be determined and has not been recorded in the statement of financial condition. As of December 31, 2020, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Litigation

From time to time, the Company is named as a defendant in legal actions in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

5.   **Net Capital Requirement**

As a registered broker-dealer, Owl Rock Capital Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $976,528 which exceeded the required net capital minimum of $599,251 by $377,277.

6.   **Subsequent Events**

The Company evaluated subsequent events and transactions that occurred from January 1, 2021 through February 22, 2021, the date this financial statement was available to be issued. The Company did not identify any subsequent events that require recognition or disclosure in the financial statement.